Exhibit 99.1

Alibaba Group Announces June Quarter 2017 Results

Hangzhou, China, August 17, 2017 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended June 30, 2017.

“Alibaba had a strong start to fiscal 2018, reflecting the strength and diversity of our businesses and the value we bring to customers on our platforms.  Our technology is driving significant growth across our business and strengthening our position beyond core commerce,” said Daniel Zhang, Chief Executive Officer of Alibaba Group. “We are excited about the future as we continue to innovate and drive synergies among the businesses throughout the Alibaba ecosystem.”

“We delivered excellent results in the first quarter, with robust revenue growth of 56%.  The significant growth in customer management revenue represents the differentiated business value we provide to our customers,” said Maggie Wu, Chief Financial Officer of Alibaba Group.  “It is our intention to continue investing in long-term growth opportunities, some of which are already delivering significant value to customers and investors.”

BUSINESS HIGHLIGHTS

In the quarter ended June 30, 2017:

•                  Revenue was RMB50,184 million (US$7,403 million), an increase of 56% year-over-year.

•                  Revenue from core commerce increased 58% year-over-year to RMB43,027 million (US$6,347 million).

•                  Revenue from cloud computing increased 96% year-over-year to RMB2,431 million (US$359 million).

•                  Revenue from digital media and entertainment increased 30% year-over-year to RMB4,081 million (US$602 million).

•                  Revenue from innovation initiatives and others increased 21% year-over-year to RMB645 million (US$95 million).

•                  Annual active consumers (formerly annual active buyers) on our China retail marketplaces reached 466 million, an increase of 12 million from the 12-month period ended March 31, 2017.

•                  Mobile MAUs on our China retail marketplaces reached 529 million in June, an increase of 22 million over March 2017.

•                  The number of paying customers of our cloud computing business grew to 1,011,000 from 874,000 in the previous quarter.  Operating loss from cloud computing was RMB532 million (US$78 million) and adjusted EBITA loss was RMB103 million (US$15 million).

•                  Net income was RMB14,031 million (US$2,070 million), income from operations was RMB17,513 million (US$2,583 million) and adjusted EBITDA was RMB25,124 million (US$3,706 million). Operating margin was 35%, adjusted EBITDA margin was 50% and adjusted EBITA margin for core commerce was 63%.

•                  Diluted EPS was RMB5.65 (US$0.83) and non-GAAP diluted EPS was RMB7.95 (US$1.17).

•                  Net cash provided by operating activities was RMB25,311 million (US$3,733 million) and non-GAAP free cash flow was RMB22,149 million (US$3,267 million).

BUSINESS AND STRATEGIC UPDATES

Core Commerce

Core Commerce — consumer engagement and technology drive monetization.  Revenue acceleration in our China retail marketplaces continues to benefit from robust growth in average spending per merchant and the number of paying merchants, which reached a historical high during the quarter.  At the core of our broader value proposition to merchants is the consumer insights gathered from providing e-commerce and entertainment services to consumers within our ecosystem, which enable our merchants to target, engage and manage their customer assets along the entire consumer journey. This broader value proposition is recognized by the merchants and reflected in our customer management revenue (formerly online marketing service revenue).

Taobao — a vibrant ecosystem driven by personalized content and innovation.  Taobao App’s highly relevant and engaging content continues to drive robust growth in active users and engagement.  In the quarter ended June 30, 2017, mobile MAUs on our China retail marketplaces increased by 22 million to a total of 529 million mobile MAUs, driven by the strength of the Taobao App.  In May, we rolled out a new mobile Taobao user interface that integrates the latest in personalization technology, which we believe will continue to improve user experience and enhance engagement.

Taobao is a vibrant ecosystem that promotes, enables and benefits from the innovation of China’s SME’s and entrepreneurs.  In July, we held the second annual Taobao Maker Festival in Hangzhou, which showcased original quality designs and trend setting products from millennial entrepreneurs who embody the innovative thinking of China’s younger generation. Tens of millions of consumers attended the five-day event virtually and in person.

Tmall — gaining B2C market share in core categories and more collaboration with brands.  Tmall recorded 49% year-over-year growth for physical goods GMV in the quarter ended June 30, 2017. Fashion and apparel, consumer electronics and fast moving consumer goods, or FMCG, were among the key categories that experienced robust and reaccelerating GMV growth during the quarter.

We have established Tmall as a leading brand-building and distribution platform that is capturing increasing digital marketing and commerce spending from owners of both domestic and international branded products that are doing business in China.  During the quarter, international brands such as Moet Hennessy, Victoria’s Secret, Roland and Abercrombie & Fitch established Tmall flagship stores to engage with and sell their products to consumers on our platforms.

New Retail — seamless integration of online and offline retail experience.  In May 2017, we completed the privatization and the acquisition of a controlling stake in Intime Retail Group for HK$12.6 billion (US$1.6 billion).  Intime is a leading department store and mall operator in China with 49 department stores and shopping malls as of June 30, 2017.  We expect Intime to support our strategy to transform conventional retail, especially in soft goods and branded products, by leveraging our substantial consumer reach, insight and technology.

In the fresh food category, we incubated Hema in 2015 to digitize and transform the traditional supermarket and big-box retail format in China, using technology to offer consumers a more efficient and flexible shopping experience whether they are online or in the store.  As part of our New Retail strategy, Hema leverages our consumer insight, mobile technologies and other proprietary in-store technologies to provide a seamless omni-channel experience for consumers. Hema stores double as warehouses for online orders, and our proprietary fulfillment system enables 30-minute delivery to customers.

International — laying the foundation for long-term growth. Our cross-border and international consumer businesses continue to exhibit robust growth. Revenue from our international commerce retail business reached meaningful scale at RMB2,638 million (US$389 million) in the quarter ended June 30, 2017, representing a 136% year-on-year growth, driven by strong growth in our Southeast Asian platform Lazada and our China outbound platform AliExpress. The growth of Lazada and AliExpress further expands our customer base outside China.

During the quarter we increased our ownership in Lazada to 83%, reflecting confidence in the growth potential of its businesses and the Southeast Asian markets.  During the quarter, Lazada launched the “LiveUp” subscription-based membership program in Singapore, with free shipping for eligible products and grocery deliveries within 24 hours. Members also enjoy free trial subscriptions from Netflix and VIP benefits from Uber and UberEats. Under cooperation with Taobao Marketplace, Lazada launched “Taobao Collection” in Singapore and Malaysia, which expands Lazada’s product offering by giving local customers access to high-quality products from China. We will continue to aggressively invest in the high potential markets of Southeast Asia as well as launch innovative services to benefit consumers in the region.

This quarter, we made significant progress in educating the US market on Alibaba and the opportunities we enable for businesses of all sizes to use our platform to build their brands and sell their products to millions of Chinese consumers who desire quality American goods. In June, we hosted Gateway ’17 in Detroit, Michigan — a conference where 3000 U.S. small businesses, farmers, brands and entrepreneurs attended to learn about how to sell to China using Alibaba as their gateway. Businesses such as Gerber, Stadium Goods, and 100% Pure shared their experiences on how Alibaba has helped them grow their businesses by tapping into the China market, which is good for the Chinese consumer as well as for business growth and job creation in the United States. On September 25, we will host a similar event in Canada to educate and engage Canadian businesses in selling to China.

In August, with Marriott, we established a joint venture to provide a completely new travel experience for hundreds of millions of Chinese consumers with personalized VIP experiences, cashless travel and an integrated loyalty program.  Marriott’s award-winning loyalty platform coupled with our unparalleled digital consumption ecosystem in China present tremendous opportunities to create the best-in-class membership platform for over 500 million active mobile users on our China retail marketplaces.

Cloud Computing

Alibaba Cloud reached a key milestone of exceeding one million paying customers, an increase of 137,000 from the previous quarter.  Cloud computing revenue grew 96% year-over-year to RMB2,431 million (US$359 million), driven by robust paying customer growth and improving revenue mix of higher valued-added services, as reflected by ongoing ARPU expansion. Market expansion remains our top priority, and we will continue to invest to acquire customers by developing innovative solutions and deploying efficient and cost effective products and services.

During the quarter, Alibaba Cloud launched several new products that lower the barrier of migrating large-scale data to cloud services for traditional companies. For example, Cloud Storage Gateway allows customers to seamlessly connect their on-premise storage with Alibaba Cloud storage. Lightning Cube, a petabyte-scale data transport solution, helps enterprises to transfer large amounts of data at high speed between their data centers and Alibaba Cloud through portable storage appliances.  Alibaba Cloud also continues to expand its Elastic Computing Service product portfolio. As of mid-August 2017, Alibaba Cloud is providing 19 types of Elastic Computing Service products that can be applied to 173 application scenarios, such as artificial intelligence, healthcare, video streaming, finance, e-commerce, and IoT.

Our cloud computing customer base spans a variety of industries and businesses from startups to large corporations, covering industry segments across consumer brands, energy, financial institutions, healthcare, manufacturing, media and retail.  Selected enterprise customers in China include:

•                  CITIC Group, a major state-owned multinational diversified company in China, is using our hybrid cloud solutions to enhance the integration of internal processes;

•                  China Huaneng Group, a fortune 500 company, adopted our hybrid cloud solution to digitize and upgrade its global procurement system;

•                  ofo, a leading, rapidly growing bike sharing company in China, is expanding the range of cloud services including security, storage and big data, to support its business expansion; and

•                  PICC Finance, a subsidiary of PICC, one of the largest insurance companies in Asia, will adopt our financial vertical solution to support its expansion into Internet financing services.

On the international front, Alibaba Cloud continues to expand its global footprint and customer base.  During the quarter, we announced plans to build two new data centers in Malaysia and Indonesia, adding to our presence in over 14 countries and regions to serve customers worldwide.  For example, AirAsia, a Pan-Asian airline based in Malaysia and the largest low-cost carrier in Asia in terms of fleet size, began to operate their business on our cloud computing platform utilizing security and content delivery network services.

Digital Media and Entertainment

During the quarter, the management focus of our digital media and entertainment segment was on broadening our access to quality content, developing Youku’s subscription based business, and expanding the products and services of UCWeb.

Our strategy of acquiring and developing a mixture of licensed and original content yielded hit drama and variety shows during the quarter. In addition, daily average subscribers of Youku video subscriptions increased over 100% year-on-year in the quarter ended June 30, 2017. We believe a strong pipeline of content, especially with a focus on original content with visibility of content availability and broadcast timing flexibility, will bring us sustainable long-term advantages in video entertainment.

UCWeb continues its strategy of deepening its products and services beyond the browser. We saw increased engagement of value-added services of UCWeb. We will continue to invest in product expansion as well as the international footprint of UCWeb.

Innovation Initiatives

We continue to deliver innovative products that serve the day-to-day needs of our customers. In July we launched our first AI-powered voice assistant, Tmall Genie, which was developed by our AI Lab leveraging our group’s proprietary AI technology. The Tmall Genie assists with shopping, ordering local services, searching for information, controlling smart appliances and playing multi-media content, including educational stories and music for children.  Tmall Genie is equipped with our proprietary “voice-print payment” technology that accurately identifies a user’s voice (analogous to using finger-print to identify individuals) to authenticate the user and complete the payment process.

Commitment to Intellectual Property Protection

In August, 180 brand representatives attended our second Brand Rights’ Holder Day in Beijing. The event featured presentations from our brand-protection team and workshops detailing our initiatives in intellectual property protection. Brands and rights holders see increasing benefits from the unique aspects of our technology to monitor and to protect the integrity of our platforms. In the first month after the recent implementation of technology enhancements on our IP protection platform, almost all cases submitted by rights holders were handled and closed within 24 hours.

We also announced a partnership with French luxury group Kering to cooperate in intellectual property protection.  The two companies have established a joint task force to collaborate fully, exchange information, and work closely with law enforcement to take appropriate action against infringers of Kering’s brands identified with Alibaba’s advanced technology capabilities. As part of the agreement, Kering dismissed the lawsuit against us and our affiliate Alipay in the federal district court in New York.

Updates on Equity Investees and Others

Cainiao Network — data enabled logistics network. During the quarter, Cainiao Network’s platform enabled the delivery of an average of 55 million packages per day on our China retail marketplaces.  Cainiao Network continues to focus on improving user experience and merchant efficiency. For example, in June, Cainiao Network launched automated guided vehicles in a fulfillment center in Guangdong, which improved sorting efficiency.

Koubei and Ele.me — restaurant, food delivery and local services. Koubei, our local services joint venture with Ant Financial, generated RMB92 billion (US$14 billion) in payment volume transacted through Alipay during the quarter ended June 30, 2017, compared to RMB75 billion in the prior quarter, achieving a sequential growth rate of 23%. During this quarter, we and Ant Financial jointly invested further capital into food delivery company Ele.me, an equity investee, to fuel its rapid expansion. Ele.me currently provides services in over 2,000 cities and counties.

Social Impact

Job training for women. In June, the Alibaba Foundation expanded its job creation program to Hubei Province to support and train impoverished mothers with professional skills to enter the e-commerce industry.  As of July 2017, the program, which the Alibaba Foundation started in 2010, has helped more than 5,000 mothers in different Chinese cities gain employment.

Recovery of missing children. The “Reunion” platform that helps locate missing children across China celebrated its first anniversary in May 2017.  The Reunion platform is an ecosystem of connected Alibaba and partner mobile apps that provides the infrastructure for law enforcement authorities to receive crowd-sourced information from the public in order to more effectively conduct searches for missing children.  According to the Chinese authorities, the platform had successfully located 1,274 missing children since inception in May 2016, with a 97% success rate.

Cash Flow from Operating Activities and Free Cash Flow

Net cash provided by operating activities in the quarter ended June 30, 2017 was RMB25,311 million (US$3,733 million), an increase of 69% compared to RMB14,958 million in the same quarter of 2016. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended June 30, 2017 was RMB22,149 million (US$3,267 million), an increase of 74% compared to RMB12,745 million in the same quarter of 2016. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

KEY OPERATIONAL METRICS*

	June 30,	March 31,	June 30,	% Change
	2016	2017	2017	YoY	QoQ

China Commerce Retail:
Annual active consumers(1) (in millions)	434	454	466	7%	3%
Mobile monthly active users (MAUs)(2) (in millions)	427	507	529	24%	4%
Cloud Computing:
Paying customers(3) (in thousands)	577	874	1,011	75%	16%

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2017.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

(3)         As of the respective dates.

SUMMARY FINANCIAL RESULTS

	Three months ended June 30,
	2016	2017
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)

Revenue	32,154	50,184	7,403	56%

Income from operations	8,814	17,513	2,583	99%
Operating margin	27%	35%
Adjusted EBITDA(2)	14,963	25,124	3,706	68%
Adjusted EBITDA margin(2)	47%	50%
Adjusted EBITA(2)	13,759	23,518	3,469	71%
Adjusted EBITA margin(2)	43%	47%

Net income	7,142	14,031	2,070	96%
Non-GAAP net income(2)	11,991	20,019	2,953	67%

Diluted earnings per share/ADS (EPS)	2.94	5.65	0.83	92%
Non-GAAP diluted EPS(2)	4.83	7.95	1.17	65%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.7793 to US$1.00, the exchange rate on June 30, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this announcement are calculated based on the RMB amounts.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

INFORMATION ABOUT SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended June 30, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	43,027	2,431	4,081	645	—	50,184	7,403

Income (loss) from operations	24,808	(532)	(3,388)	(1,612)	(1,763)	17,513	2,583
Add: Share-based compensation expense	1,560	428	502	816	713	4,019	593
Add: Amortization of intangible assets	602	1	1,138	162	83	1,986	293

Adjusted EBITA	26,970	(103)	(1,748)	(634)	(967)	23,518	3,469
Adjusted EBITA margin	63%	(4)%	(43)%	(98)%		47%

	Three months ended June 30, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	27,241	1,243	3,135	535	—	32,154

Income (loss) from operations	14,682	(439)	(1,853)	(1,572)	(2,004)	8,814
Add: Share-based compensation expense	1,456	280	334	520	1,104	3,694
Add: Amortization of intangible assets	486	1	523	165	76	1,251

Adjusted EBITA	16,624	(158)	(996)	(887)	(824)	13,759
Adjusted EBITA margin	61%	(13)%	(32)%	(166)%		43%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

JUNE QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended June 30, 2017 was RMB50,184 million (US$7,403 million), an increase of 56% compared to RMB32,154 million in the same quarter of 2016.  The increase was mainly driven by the robust revenue growth of our China commerce retail business, international commerce retail business and Alibaba Cloud.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended June 30,
	2016		2017
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
- Customer management	15,882	49%	26,220	3,868	52%	65%
- Commission	6,926	22%	8,878	1,309	18%	28%
- Others	575	2%	1,614	238	3%	181%
	23,383	73%	36,712	5,415	73%	57%
China commerce wholesale	1,261	4%	1,641	242	3%	30%
International commerce retail	1,117	4%	2,638	389	6%	136%
International commerce wholesale	1,432	4%	1,609	237	3%	12%
Others	48	0%	427	64	1%	790%
Total core commerce	27,241	85%	43,027	6,347	86%	58%

Cloud computing	1,243	4%	2,431	359	5%	96%
Digital media and entertainment	3,135	10%	4,081	602	8%	30%
Innovation initiatives and others	535	1%	645	95	1%	21%
Total	32,154	100%	50,184	7,403	100%	56%

Core commerce

•                  China commerce retail business

Revenue — Revenue from our China commerce retail business in the quarter ended June 30, 2017 was RMB36,712 million (US$5,415 million), or 73% of total revenue, an increase of 57% compared to RMB23,383 million in the same quarter of 2016. The increase in revenue was due to robust growth of customer management revenue (formerly online marketing service revenue), as well as growth in commission revenue. Customer management revenue grew by 65% year-over-year, driven primarily by increases in the volume of clicks, reflecting mobile user growth and our ability to deliver more relevant content to consumers through our enhancements in personalization technology. This growth resulted in higher average spending on our customer management services by an increasing number of merchants. Commission revenue, representing 24% of China commerce retail revenue in the quarter ended June 30, 2017, grew by 28% year-over-year, while Tmall recorded 49% year-over-year growth for physical goods GMV for the same period.  The relatively lower growth rate of reported commission revenue was primarily due to the netting-off of expenditures against commissions paid by merchants as a result of new promotion initiatives for customer acquisition and retention.  In mid-May, we started consolidating Intime, which contributed primarily to the increase in other revenue for our China commerce retail business.

Our annual China commerce retail revenue per annual active consumer increased from RMB202 for the quarter ended June 30, 2016 to RMB273 (US$40) for the quarter ended June 30, 2017, and mobile revenue per mobile MAU grew from RMB140 for the quarter ended June 30, 2016 to RMB196 (US$29) for the quarter ended June 30, 2017.

(1)         China commerce retail revenue per active consumer for each of the above periods is calculated by dividing the China commerce retail revenue for the previous 12-month period by the annual active consumers for the same 12-month period.

(2)         Mobile revenue per mobile MAU from China commerce retail, annualized is calculated by dividing mobile revenue from China commerce retail for the previous 12-month period by the mobile MAUs for the last month of the same period.

Annual active consumers — Our China retail marketplaces had 466 million annual active consumers in the 12 months ended June 30, 2017, compared to 454 million in the 12 months ended March 31, 2017, representing a net addition of 12 million from the prior quarter, and a 7% increase from 434 million in the 12 months ended June 30, 2016. Average annual spend per active consumer for the 12 months ended June 30, 2017 also continued to increase from prior quarters. The longer consumers have been with our platform, the more they spend, placing more orders across more product categories.

Mobile MAUs — Mobile MAUs on our China retail marketplaces grew to 529 million in June 2017, compared to 507 million in March 2017, representing a net addition of 22 million MAUs in the quarter and a 24% increase from 427 million in June 2016.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended June 30, 2017 was RMB1,641 million (US$242 million), an increase of 30% compared to RMB1,261 million in the same quarter of 2016. The increase was primarily due to an increase in the average revenue from paying members on our 1688.com platform.

•                  International commerce retail business

Revenue from our international commerce retail business in the quarter ended June 30, 2017 was RMB2,638 million (US$389 million), an increase of 136% compared to RMB1,117 million in the same quarter of 2016. The increase was primarily due to the growth in revenue generated from Lazada and AliExpress, driven by robust GMV growth in these two marketplaces.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended June 30, 2017 was RMB1,609 million (US$237 million), an increase of 12% compared to RMB1,432 million in the same quarter of 2016. The increase was due to growth in revenue generated by import/export related value-added services and online marketing revenue.

Cloud computing

Revenue from our cloud computing business in the quarter ended June 30, 2017 was RMB2,431 million (US$359 million), an increase of 96% compared to RMB1,243 million in the same quarter of 2016, primarily driven by an increase in the number of paying customers to 1,011,000, representing a year-over-year increase of 75%, and also by an increase in their usage of our cloud computing services including more complex offerings, such as our database services and content delivery network, as reflected in the increase of average revenue per paying customer to RMB2,405 (US$355) in the quarter ended June 30, 2017 from RMB2,154 in the same quarter of 2016.

Digital media and entertainment

Revenue from our digital media and entertainment business in the quarter ended June 30, 2017 was RMB4,081 million (US$602 million), an increase of 30% compared to RMB3,135 million in the same quarter of 2016. The increase was primarily due to an increase in revenue from mobile value-added services provided by UCWeb, such as news feeds and mobile search.  Youku Tudou is a core part of our digital entertainment strategy, and we will continue to invest in digital entertainment content on Youku Tudou to drive user and paying subscription growth. We will continue to leverage the cross selling opportunities between our digital media and entertainment business and core commerce businesses presented by the vast consumer base of our ecosystem.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended June 30, 2017 was RMB645 million (US$95 million), an increase of 21% compared to RMB535 million in the same quarter of 2016, primarily due to an increase in revenue from AutoNavi.  Starting this quarter, we reclassified revenue from our fresh food stores Hema, previously reported under this segment, as revenue from China commerce retail because Hema has moved beyond the incubation stage.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended June 30,					% of
	2016		2017			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	11,744	37%	17,460	2,576	35%	(2)%
Product development expenses	3,988	12%	4,696	693	9%	(3)%
Sales and marketing expenses	3,614	11%	4,850	715	10%	(1)%
General and administrative expenses	2,743	9%	3,679	543	7%	(2)%
Amortization of intangible assets	1,251	4%	1,986	293	4%	0%
Total costs and expenses	23,340	73%	32,671	4,820	65%	(8)%

Share-based compensation expense by function:
Cost of revenue	894	3%	1,128	166	2%	(1)%
Product development expenses	1,276	4%	1,332	197	3%	(1)%
Sales and marketing expenses	447	1%	396	58	1%	0%
General and administrative expenses	1,077	3%	1,163	172	2%	(1)%
Total share-based compensation expense	3,694	11%	4,019	593	8%	(3)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	10,850	34%	16,332	2,410	33%	(1)%
Product development expenses	2,712	8%	3,364	496	6%	(2)%
Sales and marketing expenses	3,167	10%	4,454	657	9%	(1)%
General and administrative expenses	1,666	6%	2,516	371	5%	(1)%
Amortization of intangible assets	1,251	4%	1,986	293	4%	0%
Total costs and expenses excluding share-based compensation expense	19,646	62%	28,652	4,227	57%	(5)%

Cost of revenue — Cost of revenue in the quarter ended June 30, 2017 was RMB17,460 million (US$2,576 million), or 35% of revenue, compared to RMB11,744 million, or 37% of revenue, in the same quarter of 2016. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have decreased from 34% in the quarter ended June 30, 2016 to 33% in the quarter ended June 30, 2017. The decrease was primarily due to increased operating leverage, partly offset by an increase in costs of inventory of Lazada, content acquisition costs of Youku Tudou and logistics costs paid to Cainiao Network relating to fulfillment services provided to Tmall Supermarket.

Product development expenses — Product development expenses in the quarter ended June 30, 2017 were RMB4,696 million (US$693 million), or 9% of revenue, compared to RMB3,988 million, or 12% of revenue, in the same quarter of 2016. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 8% in the quarter ended June 30, 2016 to 6% in the quarter ended June 30, 2017, reflecting operating leverage.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended June 30, 2017 were RMB4,850 million (US$715 million), or 10% of revenue, compared to RMB3,614 million, or 11% of revenue, in the same quarter of 2016. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 10% in the quarter ended June 30, 2016 to 9% in the quarter ended June 30, 2017, reflecting operating leverage.

General and administrative expenses — General and administrative expenses in the quarter ended June 30, 2017 were RMB3,679 million (US$543 million), or 7% of revenue, compared to RMB2,743 million, or 9% of revenue, in the same quarter of 2016. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 6% in the quarter ended June 30, 2016 to 5% in the quarter ended June 30, 2017, reflecting operating leverage.

Share-based compensation expense —Total share-based compensation expense included in the cost and expense items above in the quarter ended June 30, 2017 was RMB4,019 million (US$593 million), an increase of 9% compared to RMB3,694 million in the same quarter of 2016. Share-based compensation expense as a percentage of revenue decreased to 8% in the quarter ended June 30, 2017 from 11% in the same quarter of 2016. The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	June 30, 2016		March 31, 2017		June 30, 2017			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	2,457	7%	3,180	8%	3,023	446	6%	23%	(5)%
- Ant Financial employees and other consultants(1)	234	1%	579	2%	452	67	1%	93%	(22)%
Ant Financial share-based awards granted to our employees(1)	873	3%	339	1%	297	44	1%	(66)%	(12)%
Others	130	0%	208	0%	247	36	0%	90%	19%
Total share-based compensation expense	3,694	11%	4,306	11%	4,019	593	8%	9%	(7)%

(1)                    Awards subject to mark-to-market accounting treatment.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees and consultants decreased in this quarter compared to the previous quarter. This decrease primarily reflected annual performance-based equity awards that became vested and ceased to incur share-based compensation expense during this quarter.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares and Ant Financial shares, as well as the quantity of awards we grant to our employees and consultants in the future. Due to the accounting treatment of Ant Financial share-based awards granted to our employees, if the fair value of Ant Financial equity continues to increase in the future, our share-based compensation expense will likely increase, although any such increase will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended June 30, 2017 was RMB1,986 million (US$293 million), an increase of 59% from RMB1,251 million in the same quarter of 2016. The increase was due to an increase in intangible assets recognized relating to our strategic acquisitions and investments.

Income from operations and operating margin

Income from operations in the quarter ended June 30, 2017 was RMB17,513 million (US$2,583 million), or 35% of revenue, an increase of 99% compared to RMB8,814 million, or 27% of revenue, in the same quarter of 2016.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA increased by 68% to RMB25,124 million (US$3,706 million) in the quarter ended June 30, 2017, compared to RMB14,963 million in the same quarter of 2016. Adjusted EBITDA margin increased to 50% in the quarter ended June 30, 2017 from 47% in the same quarter of 2016, mainly due to increased operating leverage.  A reconciliation of net income to adjusted EBITDA is included at the end of this results announcement.

As many of our newly developed and acquired businesses have different cost structures and lower margins, we expect that our margin will continue to be negatively impacted by these new businesses.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended June 30,
	2016		2017
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)

Core commerce	16,624	61%	26,970	3,978	63%
Cloud computing	(158)	(13)%	(103)	(15)	(4)%
Digital media and entertainment	(996)	(32)%	(1,748)	(258)	(43)%
Innovation initiatives and others	(887)	(166)%	(634)	(93)	(98)%

Core commerce segment — Adjusted EBITA increased by 62% to RMB26,970 million (US$3,978 million) in the quarter ended June 30, 2017, compared to RMB16,624 million in the same quarter of 2016. Adjusted EBITA margin improved to 63% in the quarter ended June 30, 2017, as compared to 61% in the same quarter of 2016, reflecting operating leverage achieved, primarily offset by the consolidation of Intime and an increase in costs of inventory of Lazada.

Cloud computing segment — Adjusted EBITA in the quarter ended June 30, 2017 was a loss of RMB103 million (US$15 million), compared to a loss of RMB158 million in the same quarter of 2016. Adjusted EBITA margin improved to negative 4% in the quarter ended June 30, 2017 from negative 13% in the quarter ended June 30, 2016, primarily due to robust growth in revenue and economies of scale.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended June 30, 2017 was a loss of RMB1,748 million (US$258 million), compared to a loss of RMB996 million in the same quarter of 2016. Adjusted EBITA margin decreased to negative 43% in the quarter ended June 30, 2017 from negative 32% in the quarter ended June 30, 2016, primarily due to an increase in content acquisition costs of Youku Tudou.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended June 30, 2017 was a loss of RMB634 million (US$93 million), compared to a loss of RMB887 million in the same quarter of 2016. Adjusted EBITA margin improved to negative 98% in the quarter ended June 30, 2017, compared to negative 166% in the quarter ended June 30, 2016, primarily due to increase in revenue from new business initiatives.

Interest and investment income, net

Interest and investment income, net in the quarter ended June 30, 2017 was RMB1,472 million (US$217 million), a significant increase from RMB750 million in the same quarter of 2016, primarily due to a non-recurring gain of RMB1,861 million arising from revaluation of our previously held equity interest in Intime, when we obtained control over Intime in May 2017.  The revaluation gain was partly offset by impairment loss on certain investments of RMB952 million.

Other income, net

Other income, net in the quarter ended June 30, 2017 was RMB1,887 million (US$279 million), compared to RMB1,763 million in the same quarter of 2016. The increase was primarily due to an increase in royalty fees and software technology service fees received from Ant Financial under our profit sharing arrangement, which amounted to RMB1,966 million (US$290 million) in the quarter ended June 30, 2017, offset by an increase in exchange loss.

Income tax expenses

Income tax expenses in the quarter ended June 30, 2017 were RMB4,653 million (US$686 million), an increase of 123% compared to RMB2,091 million in the same quarter of 2016. Our effective tax rate was 23% in the quarter ended June 30, 2017, compared to 20% in the same quarter of 2016. Excluding share-based compensation expense, impairment of investments and other unrealized investment gain/loss, our effective tax rate would have been 20% in the quarter ended June 30, 2017, compared to 15% in the same quarter of 2016. In connection with our investment in Suning, from the quarter ended March 31, 2016 to the quarter ended December 31, 2016, we reserved a portion of our earnings for permanent reinvestment in China, and therefore we were not required to accrue withholding tax for that portion of earnings during that period.  This quarter, we accrued the 5% withholding tax on all the earnings distributable by our PRC operations, which lead to an increase in our effective tax rate.

Share of results of equity investees

Share of results of equity investees in the quarter ended June 30, 2017 was a loss of RMB1,388 million (US$205 million), compared to a loss of RMB1,468 million in the same quarter of 2016 and a loss of RMB1,444 million in the quarter ended March 31, 2017.  We record our share of results of equity investees one quarter in arrears. Share of results of equity investees in the quarter ended June 30, 2017 and the comparative periods consisted of the following:

	Three months ended
	June 30, 2016	March 31, 2017	June 30, 2017
	RMB	RMB	RMB	US$
	(in millions)
Share of loss of equity investees:
- Koubei	(245)	(505)	(391)	(58)
- Cainiao Network	(227)	(375)	(245)	(36)
- Other equity investees	(264)	(41)	(311)	(46)
Impairment loss	(4)	—	—	—
Dilution losses	(239)	(61)	(29)	(4)
Others(1)	(489)	(462)	(412)	(61)
Total	(1,468)	(1,444)	(1,388)	(205)

(1)         Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

The share of results of equity investees in the quarter ended June 30, 2017 was a loss of RMB1,388 million (US$205 million), compared to a loss of RMB1,444 million in the quarter ended March 31, 2017, primarily due to a decrease in our share of losses of Koubei and Cainiao Network, partially offset by an increase in our share of losses from other equity investees.

Net income and Non-GAAP net income

Our net income in the quarter ended June 30, 2017 was RMB14,031 million (US$2,070 million), an increase of 96% compared to RMB7,142 million in the same quarter of 2016. Excluding share-based compensation expense, non-cash revaluation gain and certain other items, non-GAAP net income in the quarter ended June 30, 2017 was RMB20,019 million (US$2,953 million), an increase of 67% compared to RMB11,991 million in the same quarter of 2016. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended June 30, 2017 was RMB14,683 million (US$2,166 million), an increase of 94% compared to RMB7,550 million in the same quarter of 2016.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended June 30, 2017 was RMB5.65 (US$0.83) on a weighted average of 2,599 million diluted shares outstanding during the quarter, an increase of 92% compared to RMB2.94 on a weighted average of 2,568 million diluted shares outstanding during the same quarter of 2016. Excluding share-based compensation expense, non-cash revaluation gain and certain other items, non-GAAP diluted EPS in the quarter ended June 30, 2017 was RMB7.95 (US$1.17), an increase of 65% compared to RMB4.83 in the same quarter of 2016. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalents and short-term investments

As of June 30, 2017, cash, cash equivalents and short-term investments were RMB148,152 million (US$21,854 million), compared to RMB146,747 million as of March 31, 2017. The increase in cash, cash equivalents and short-term investments during the quarter ended June 30, 2017 was primarily due to free cash flow generated from operations of RMB22,149 million (US$3,267 million), primarily offset by cash used in investing activities, including the privatization of Intime and investments in Ele.me and Lianhua Supermarket, and cash used to acquire additional shares of Lazada.

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended June 30, 2017 was RMB25,311 million (US$3,733 million), an increase of 69% compared to RMB14,958 million in the same quarter of 2016. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended June 30, 2017 was RMB22,149 million (US$3,267 million), compared to RMB12,745 million in the same quarter of 2016. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended June 30, 2017, net cash used in investing activities of RMB13,912 million (US$2,052 million) primarily reflected cash outflow of RMB14,133 million (US$2,085 million) for investment and acquisition activities, including the privatization of Intime and investments in Ele.me and Lianhua Supermarket, as well as capital expenditures and intangible assets of RMB3,589 million (US$529 million), which included cash outflow for acquisition of land use rights and construction in progress of RMB427 million (US$63 million), partially offset by cash inflow of RMB3,758 million (US$554 million) from disposals of various investments and liquidation of certain short-term investments.

Employees

As of June 30, 2017, we had a total of 57,302 employees, compared to 50,097 as of March 31, 2017.  The number of employees as of June 30, 2017 increased by 7,205 from March 31, 2017, primarily due to the addition of approximately 7,600 employees from the consolidation of Intime.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on August 17, 2017.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 621 4779

Hong Kong: +852 3018 6771

Conference ID: 61383477

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 61383477).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on August 17, 2017.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

CONTACTS

Investor Relations Contact

Rob Lin

investor@alibabagroup.com

Media Contact

Robert Christie

bob.christie@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  Among other things, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs and expectations regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with strategic acquisitions and investments; Alibaba’s ability to retain or increase engagement of consumers, merchants and other participants in its ecosystem and enable new offerings; Alibaba’s ability to maintain or grow its revenue or business; risks associated with limitation or restriction of services provided by Alipay; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow.  For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted EPS.  We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.  We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.  Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, other income, net, interest expense, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and depreciation, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, other income, net, interest expense, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense and amortization, which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill and investments, gain on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, immediate recognition of unamortized professional fees and upfront fees upon termination of bank borrowings and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress) and others.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended June 30,
	2016	2017
	RMB	RMB	US$
	(in millions, except per share data)
Revenue	32,154	50,184	7,403
Cost of revenue	(11,744)	(17,460)	(2,576)
Product development expenses	(3,988)	(4,696)	(693)
Sales and marketing expenses	(3,614)	(4,850)	(715)
General and administrative expenses	(2,743)	(3,679)	(543)
Amortization of intangible assets	(1,251)	(1,986)	(293)

Income from operations	8,814	17,513	2,583
Interest and investment income, net	750	1,472	217
Interest expense	(626)	(800)	(118)
Other income, net	1,763	1,887	279

Income before income tax and share of results of equity investees	10,701	20,072	2,961
Income tax expenses	(2,091)	(4,653)	(686)
Share of results of equity investees	(1,468)	(1,388)	(205)

Net income	7,142	14,031	2,070
Net loss attributable to noncontrolling interests	408	652	96

Net income attributable to ordinary shareholders	7,550	14,683	2,166

Earnings per share attributable to ordinary shareholders
Basic	3.05	5.77	0.85
Diluted	2.94	5.65	0.83

Weighted average number of share used in calculating net income per ordinary share
Basic	2,473	2,543
Diluted	2,568	2,599

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended June 30,
	2016	2017
	RMB	RMB	US$
	(in millions)
Core commerce(1)	27,241	43,027	6,347
Cloud computing(2)	1,243	2,431	359
Digital media and entertainment(3)	3,135	4,081	602
Innovation initiatives and others(4)	535	645	95

Total	32,154	50,184	7,403

(1)                    Revenue from core commerce is primarily generated from our China retail marketplaces, 1688.com, AliExpress, Alibaba.com and Lazada.com.

(2)                    Revenue from cloud computing is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.

(3)                    Revenue from digital media and entertainment mainly represents advertising and subscription revenue generated from our digital entertainment business provided by Youku Tudou and mobile Internet services revenue from UCWeb businesses.

(4)                    Revenue from innovation initiatives and others mainly represents revenue generated by AutoNavi and YunOS, as well as fees from Ant Financial related to the SME loan business.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended June 30,
	2016	2017
	RMB	RMB	US$
	(in millions)
Core commerce	14,682	24,808	3,659
Cloud computing	(439)	(532)	(78)
Digital media and entertainment	(1,853)	(3,388)	(500)
Innovation initiatives and others	(1,572)	(1,612)	(238)
Unallocated	(2,004)	(1,763)	(260)

Total	8,814	17,513	2,583

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended June 30,
	2016	2017
	RMB	RMB	US$
	(in millions)
Core commerce	16,624	26,970	3,978
Cloud computing	(158)	(103)	(15)
Digital media and entertainment	(996)	(1,748)	(258)
Innovation initiatives and others	(887)	(634)	(93)
Unallocated	(824)	(967)	(143)

Total	13,759	23,518	3,469

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of June 30,
	2017	2017
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	143,736	145,144	21,410
Short-term investments	3,011	3,008	444
Restricted cash and escrow receivables	2,655	3,211	474
Investment securities	4,054	4,462	658
Prepayments, receivables and other assets(1)	28,408	30,569	4,509
Total current assets	181,864	186,394	27,495

Investment securities	31,452	30,888	4,556
Prepayments, receivables and other assets(1)	8,703	11,127	1,641
Investment in equity investees	120,368	118,971	17,549
Property and equipment, net	20,206	43,922	6,479
Land use rights, net	4,691	6,629	978
Intangible assets, net	14,108	16,244	2,396
Goodwill	125,420	129,539	19,108
Total assets	506,812	543,714	80,202

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	5,948	7,660	1,130
Current portion of unsecured notes	8,949	8,795	1,297
Income tax payable	6,125	10,229	1,509
Escrow money payable	2,322	2,541	375
Accrued expenses, accounts payable and other liabilities(1)	46,979	51,988	7,668
Merchant deposits	8,189	8,481	1,251
Deferred revenue and customer advances	15,052	17,312	2,554
Total current liabilities	93,564	107,006	15,784

(1)                  Certain reclassifications in prepayments, receivables and other assets, accrued expenses, accounts payable and other liabilities and deferred tax liabilities as of March 31, 2017 were retrospectively adjusted as a result of the adoption of a new accounting standard effective in the first quarter of fiscal 2018.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of June 30,
	2017	2017
	RMB	RMB	US$
	(in millions)

Deferred revenue	641	812	120
Deferred tax liabilities(1)	10,361	12,968	1,913
Non-current bank borrowings	30,959	31,783	4,688
Unsecured senior notes	45,876	45,080	6,650
Other liabilities	1,290	1,660	245
Total liabilities	182,691	199,309	29,400

Commitments and contingencies	—	—	—

Mezzanine equity	2,992	763	112

Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	164,585	170,707	25,181
Treasury shares at cost	(2,823)	(2,823)	(416)
Restructuring reserve	(624)	(559)	(82)
Subscription receivables	(63)	(160)	(24)
Statutory reserves	4,080	4,051	598
Accumulated other comprehensive income	5,085	4,132	609
Retained earnings	108,558	123,271	18,183

Total Alibaba Group Holding Limited shareholders’ equity	278,799	298,620	44,049
Noncontrolling interests	42,330	45,022	6,641

Total equity	321,129	343,642	50,690

Total liabilities, mezzanine equity and equity	506,812	543,714	80,202

(1)                  Certain reclassifications in prepayments, receivables and other assets, accrued expenses, accounts payable and other liabilities and deferred tax liabilities as of March 31, 2017 were retrospectively adjusted as a result of the adoption of a new accounting standard effective in the first quarter of fiscal 2018.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,
	2016	2017
	RMB	RMB	US$
	(in millions)

Net cash provided by operating activities	14,958	25,311	3,733
Net cash used in investing activities	(61,468)	(13,912)	(2,052)
Net cash provided by (used in) financing activities	21,312	(8,894)	(1,312)
Effect of exchange rate changes on cash and cash equivalents	626	(1,097)	(161)

(Decrease) Increase in cash and cash equivalents	(24,572)	1,408	208
Cash and cash equivalents at beginning of period	106,818	143,736	21,202

Cash and cash equivalents at end of period	82,246	145,144	21,410

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended June 30,
	2016	2017
	RMB	RMB	US$
	(in millions)
Net income	7,142	14,031	2,070
Less: Interest and investment income, net	(750)	(1,472)	(217)
Add: Interest expense	626	800	118
Less: Other income, net	(1,763)	(1,887)	(279)
Add: Income tax expenses	2,091	4,653	686
Add: Share of results of equity investees	1,468	1,388	205
Income from operations	8,814	17,513	2,583
Add: Share-based compensation expense	3,694	4,019	593
Add: Amortization of intangible assets	1,251	1,986	293
Adjusted EBITA	13,759	23,518	3,469
Add: Depreciation and amortization of property and equipment and land use rights	1,204	1,606	237
Adjusted EBITDA	14,963	25,124	3,706

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended June 30,
	2016	2017
	RMB	RMB	US$
	(in millions)

Net income	7,142	14,031	2,070
Add: Share-based compensation expense	3,694	4,019	593
Add: Amortization of intangible assets	1,251	1,986	293
Add: Impairment of goodwill and investments	77	952	140
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(55)	(1,089)	(161)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	66	67	10
Add: Immediate recognition of unamortized professional fees and upfront fees upon termination of bank borrowings	—	92	14
Adjusted for tax effects on non-GAAP adjustments(1)	(184)	(39)	(6)

Non-GAAP net income	11,991	20,019	2,953

(1)         Tax effects on non-GAAP adjustments comprise of tax provisions on the amortization of intangible assets and certain gains on disposal of investments, as well as tax benefits from share-based awards.  Comparative figures were updated to conform to the current period presentation.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended June 30,
	2016	2017
	RMB	RMB	US$
	(in millions, except per share data)
Net income attributable to ordinary shareholders — basic	7,550	14,683	2,166
Dilution effect on earnings arising from option plans operated by an equity investee	—	(3)	—
Net income attributable to ordinary shareholders — diluted	7,550	14,680	2,166
Add: Non-GAAP adjustments to net income(1)	4,849	5,988	883

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	12,399	20,668	3,049

Weighted average number of shares on a diluted basis	2,568	2,599
Diluted EPS(2)	2.94	5.65	0.83
Add: Non-GAAP adjustments to net income per share(3)	1.89	2.30	0.34

Non-GAAP diluted EPS(4)	4.83	7.95	1.17

(1)        See the table above about the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)        Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(3)        Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(4)        Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended June 30,
	2016	2017
	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	14,958	25,311	3,733
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(2,794)	(3,162)	(466)
Add: Others	581	—	—

Free cash flow	12,745	22,149	3,267

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017
	(in millions)
Annual active consumers	386	407	423	434	439	443	454	466

Mobile

The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017
	(in millions)
Mobile MAUs	346	393	410	427	450	493	507	529

Revenue per active consumer / mobile revenue per mobile MAU

The table below sets forth information with respect to annual China commerce retail revenue per annual active consumer and annualized mobile revenue per mobile MAU from China commerce retail for the periods presented:

	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017
	(in RMB)
Annual China commerce retail revenue per annual active consumer(1)	174	184	189	202	215	241	251	273

Mobile revenue per mobile MAU from China commerce retail — Annualized(2)	87	108	123	140	151	166	179	196

(1)                       China commerce retail revenue per active consumer for each of the above periods is calculated by dividing the China commerce retail revenue for the previous 12-month period by the annual active consumers for the same 12-month period.

(2)                       Mobile revenue per mobile MAU from China commerce retail, annualized is calculated by dividing mobile revenue from China commerce retail for the previous 12-month period by the mobile MAUs for the last month of the same period.

Cloud computing paying customers

The table below sets forth the number of paying customers on cloud computing as of the respective dates indicated:

	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017
	(in thousands)
Paying customers	313	383	513	577	651	765	874	1,011